Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
(305) 559-4000
February 18, 2022

By EDGAR Transmission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Ameen Hamady
Office of Real Estate & Construction

Re: Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2021
Filed January 28, 2022
File No. 001-11749

Ladies and Gentlemen:
The following is the response of Lennar Corporation (“Lennar”) to the comment contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated February 9, 2022, regarding the above-referenced Form 10-K. For your convenience, the Staff’s comment precedes the response in this letter.

Form 10-K for the period ended November 30, 2021
Summary of Significant Accounting Policies
Inventories, page 50
Comment No. 1

We note your disclosure on page 50 that sales incentives are one of many significant inputs the the Company uses in estimating its fair value of its communities. Given their significance, please expand your Homebuilding revenue recognition disclosures to discuss how the Company accounts for its sales incentives that it provides its customers. Your disclosures should highlight whether the Company typically offers customers sales incentives and the nature of each type of incentive that is offered. Finally, please disclose the amounts of such incentives for each of the periods presented and how the Company accounts for such incentives, including whether the Company recognizes such incentives as a reduction of revenue or in its costs and expenses.

Response
In future filings, we will expand our Homebuilding revenue recognition disclosures to discuss how the company accounts for its sales incentives that it provides its customers and include such amounts if material. The disclosure will be as follows:

Revenue Recognition:
Homebuilding revenues and related profits from sales of homes are recognized at the time of the closing of a sale, when title to and possession of the property are transferred to the homebuyer. In order to promote sales of our homes, we may offer sales incentives to homebuyers. The types of incentives vary on a community-by-community basis and home-by-home basis. They include primarily price discounts on individual homes and financing incentives, all of which are reflected as a reduction of home sales revenues. For the years ended November 30, 2021, 2020 and 2019, sales incentives offered to homebuyers were $9,000 per home, or 2.1% as a percentage of home sales revenues, $19,800 per home, or 4.8% as a percentage of home sales revenues, and $25,900 per home, or 6.1% as a percentage of home sales revenues, respectively.
If you have any questions regarding the above, please contact me at 305-229-6419 or Mark Sustana at 305-229-6584.

Sincerely,

By: /s/ Diane Bessette

Name: Diane Bessette

Title: Vice President, Chief Financial Officer and Treasurer

cc:	Ameen Hamady Jeanne Baker